SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 31, 2020.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira - Superintendent of Listing and Supervision and Issuers

c.c.:

Brazilian Securities and Exchange Commission (CVM)

Mr. Fernando Soares Vieira – Superintendent of Company Relations

Mr. Francisco José Bastos Santos – Superintendent of Relations with Market and Intermediaries

Re: Letter 654/2020-SLS - Request for clarification on news report

Dear Sirs,

We refer to Letter 654/2020-SLS (“Letter”) dated August 31, 2020, transcribed below, in which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) regarding the following news report:

A news report published by Valor Econômico newspaper on 08/31/2020, entitled “Braskem é alvo de ação coletiva nos EUA” [Braskem is the target of class action in the USA], states, among others, that ground subsidence in four neighborhoods of Maceió (AL), which was related to Braskem's sodium chloride mining activity, has resulted in a new lawsuit against it.

We request clarifications on the above item by September 1, 2020, including your confirmation or denial, as well as any other information deemed important.

In this regard, Braskem informs that, even though it has not accept the service, it became aware of a putative class action filed in the United States District Court for the District of New Jersey by an individual representing a putative class of investors who acquired certain securities of the Company between May 6, 2016 and July 8, 2020. The Complaint alleges violations of the U.S. Securities Exchange Act of 1934 and its rules, as a result of disclosures or omissions allegedly made by the Company regarding the geological event in Alagoas and related matters. The Company has engaged a specialized US firm to represent it in the class action, which is in the initial stage.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.